EXHIBIT 12.1

MTR GAMING GROUP, INC.
CALCULATION OF RATIO OF EARNINGS TO FIXED CHARGES
(dollars in thousands)

	Pro Forma (1)
	Six Months Ended June 30,	Year Ended December 31,	Six Months Ended June 30,		Years Ended December 31,
	2006	2005	2006	2005	2005	2004	2003	2002	2001
EARNINGS:
Income before income taxes, cumulative effect of accounting change and minority interest	$2,630	$1,911	$6,368	$7,176	$13,557	$22,722	$23,973	$27,624	$23,928
Fixed charges	13,888	27,249	10,150	7,659	15,603	15,350	13,422	5,763	5,802
Capitalized interest	(1,965)	(1,301)	(1,965)	(390)	(1,301)	—	—	(465)	(988)
Minority interest in pre-tax loss	138	43	138	—	43	—	—	—	—
TOTAL EARNINGS	$14,691	$27,902	$14,691	$14,445	$27,902	$38,072	$37,395	$32,922	$28,742

FIXED CHARGES:
Interest expense (2)	11,650	25,515	7,912	7,097	13,869	15,283	13,333	5,178	4,674
Capitalized interest	1,965	1,301	1,965	390	1,301	—	—	465	988
Interest portion of rental expense	273	433	273	172	433	67	89	120	140
TOTAL FIXED CHARGES	$13,888	$27,249	$10,150	$7,659	$15,603	$15,350	$13,422	$5,763	$5,802

RATIO OF EARNINGS TO FIXED CHARGES	1.1x	1.0x	1.4x	1.9x	1.8x	2.5x	2.8x	5.7x	5.0x

(1)             The pro forma ratio of earnings to fixed charges gives effect to the pro rata increase in interest expense and deferred financing costs resulting from the issuance of the $125 million Senior Subordinated Notes and the use of $38.5 million of the proceeds to repay the amounts outstanding under the Fourth Amended and Restated Credit Agreement.

(2)             Interest expense includes the amortization of original issue discount on the $130 million Senior Notes and the amortization of deferred financing costs.